BB 4/11

02021880

ATES
ANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Malvina Capital Markets LLC

OFFICIAL USE ONLY
44156
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Madison Avenue - 22nd Floor
(No. and Street)

New York, N.Y. 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Constantin Associates CPA
(Name — *if individual, state last, first, middle name*)

575 Madison Avenue, New York, N.Y. 10022
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Hagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malvina Capital Markets LLC, as of 12/31/, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

WALTER A. KAPUSCINSKI
Notary Public, State of New York
No. 31-4721819
Qualified in New York County
Commission Expires May 31, 2002

Notary Public

Signature

Financial & Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTANTIN GROUP

Constantin Associates

Certified Public Accountants

MALVINA CAPITAL MARKETS LLC

INDEX TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

INDEPENDENT AUDITOR'S REPORT

To the Member of
Malvina Capital Markets LLC.
New York, New York

We have audited the accompanying statement of financial position of Malvina Capital Markets LLC as of December 31, 2001 and the related statements of income, changes of member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Malvina Capital Markets LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates
Constantin Associates

New York, New York
March 19, 2002

MALVINA CAPITAL MARKETS LLC

BALANCE SHEET
DECEMBER 31, 2001

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Loan payable	$ 32,066
Accrued expenses	7,989
Total current liabilities	40,055
Total liabilities	40,055
Member's equity	85,127
Total liabilities and member's equity	$ 125,182

MALVINA CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Ordinary income	
Management fee income	$ 11,293
Soft dollar income	197,843
Total income	209,136
General and administrative expenses (Schedule III)	279,714
Net ordinary loss	(70,578)
Other income	
Interest income	2,251
Total other income	2,251
Net loss	(68,327)
Member's capital - beginning (Note 2)	128,454
Member's contribution	25,000
Member's capital - ending	$ 85,127

See accompanying notes to financial statements.

MALVINA CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net loss	$ (68,327)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Amortization	698
(Increase) decrease in	
Due from customers	(34,467)
Increase (decrease) in	
Accounts payable	(32,302)
Loan payable	32,066
Accrued expenses	(2,945)
Net cash used in operating activities	(105,277)
Cash flow from investing activities	
Capital expenditures	(844)
Net cash used in investing activities	(844)
Cash flow from financing activities	
Member's contribution	25,000
Net cash provided by financing activities	25,000
Net decrease in cash and cash equivalents	(81,121)
Cash and cash equivalents at beginning of year	154,083
Cash and cash equivalents at end of year	$ 72,962

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Principles

Nature of Business

Malvina Capital Markets LLC (the "Company") was organized as a limited liability company ("LLC") pursuant to the LLC Act of the State of New York on September 3, 1997. The Company's principal place of business is New York, New York and it is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of operating as a broker-dealer and/or as an investment advisor, as those terms are defined in the Securities Exchange Act of 1934, as amended and engaging in such additional activities necessary or incidental to the foregoing, as Access International Advisers, Inc. (the "Managing Member") deems advisable.

The Managing Member is in charge of all affairs of the Company and the management and control of the Company's business rests exclusively with the Managing Member. The Managing Member has contributed to the Company $50,000 in capital and shall maintain such capital levels for the Company as they are required by applicable laws and regulations.

Income Taxes

An LLC is not itself subject to federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his, her or its proportionate share of the Company's taxable income. Accordingly, no provision for federal, state and local income taxes is included in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when service is provided.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Member's Capital Accounts

General

A capital account shall be maintained for each member. Each member's capital account shall be credited with and increased by (i) the value of any capital contributions in the form of cash or property made by such member to the Company, and (ii) such member's share of the net profits, if any, of the Company. Each member's capital account shall be debited for and decreased by (i) any withdrawals or distributions by or to such member from the Company, and (ii) such member's distributive share of any net losses, if any, of the Company. No member shall have any liability to restore all or any portion of a deficit balance in his, her or its capital account.

Allocation of Profits and Losses

All net profits and net losses of the Company and all items of income, gain, deductions or credits of the Company shall be allocated to, or borne by, the members as the Managing Member shall decide.

Distributions

Distributions of net cash flow of the Company, if any, less such reasonable reserves as the Managing Member shall determine to be necessary for present operations and/or future contingencies, shall be made at such times and in such amounts as the Managing Member shall determine.

Admission of Additional Members

The Managing Member may, in its sole discretion admit new members at any time, upon such terms as it deems appropriate.

Withdrawal of Members

A member may withdraw from the Company on voluntary or involuntary basis, as defined in the operating agreement. A member may begin to withdraw his, her or its capital from the Company beginning at the end of the calendar quarter that commences one year after the date of the withdrawal event occur, as defined. The capital may be withdrawn over a one year period at the rate of twenty five percent (25%) per calendar quarter.

Note 3 **Equipment**

Equipment at December 31, 2001 consists of the following:

Computer	$ 6,954
Less: accumulated depreciation	4,426
Equipment, net	$ 2,528

Note 4 **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 5 **Major Customers**

A substantial portion of the Company's revenue is derived from one customer. During the year ended December 31, 2001, revenues earned from this customer totaled approximately 49%.

Note 6 **Related Parties Transactions/Commitments**

Service Agreement

The Company has an agreement with the Buchannan Associates, Inc., whereby Buchannan Associates provides the Company with an office facility and administrative services. The charge for these services is a minimum of $1000 per month, which is payable in advance. Total fees paid to the Managing Member during the year ended December 31, 2001 was $11,104 and was included in the categories professional fees and rent expense in the accompanying statement of income.

Related Revenue

The Company for the year ended December 31, 2001 received approximately $95,000 in commission income from Access Securities, Inc., a related entity.

Note 6 Related Parties Transactions/Commitments (continued)

Outside Services

The Company has an agreement with Transport Drivers, Inc., (TDI) whereby TDI leases a researcher to the Company and the Company agrees to pay TDI for it's leased researcher including the researcher's related payroll taxes and medical insurance. A total fee paid to TDI during the year ended December 31, 2001 was $166,207.

Note 7 Off-Balance Sheet Risks

For the year ended December 31, 2001, the Company solely acted as an investment advisor and earned soft dollar commissions and management fees. The risk of loss associated with these transactions is limited to the receivable, if any, recorded in the accompanying balance sheet.

In the normal course of business, the Company may enter into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

The Company may be exposed to off-balance sheet risk of loss on unsettled transactions, if any, between trade date and settlement date in the event counter parties are unable to fulfill contractual obligations.

MALVINA CAPITAL MARKETS LLC

INTERNAL CONTROL STRUCTURE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

CONSTANTIN GROUP

Constantin Associates
Certified Public Accountants

Constantin Associates
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Member of
Malvina Capital Markets LLC

In planning and performing our audit of the financial statements of Malvina Capital Markets LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA
CONSTANTIN GROUP
ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Constantin Associates
Constantin Associates

New York, New York
March 19, 2002

Schedule I

MALVINA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL	
Total member's equity	$ 85,127
Add : Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	85,127
DEDUCTIONS AND CHARGES	
Non-allowable assets	
Equipment costs, net	2,528
Due from customers	49,692
Total Non-allowable assets	52,220
Net capital before haircuts on securities positions	32,907
HAIRCUTS ON SECURITIES POSITIONS (Pursuant to Rule 15c3-1)	-
NET CAPITAL	$ 32,907
AGGREGATED INDEBTNESS (A.I.)	
Note payable	$ 32,066
Accrued expenses	7,989
TOTAL AGGREGATED INDEBTNESS	$ 40,055

Schedule I

MALVINA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1. Minimum net capital required (6 2/3 % of total A.I.)	$ 2,670
2. Minimum net capital required of broker/dealer	$ 5,000
Net capital requirement (Greater of 1 or 2)	$ 5,000
Excess net capital	27,907
Excess net capital at 1,000% (Net capital - 10% of A.I.)	28,901
Ratio of A.I. to net capital	0.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31,2001)	
Net capital, as reported in the Company's Part II (Unaudited) FOCUS report	$ 32,907
Increase in non-allowable assets	-
Net audit adjustments	-
Net capital per this report	$ 32,907

Schedule II

MALVINA CAPITAL MARKETS LLC

INFORMATION RELATED TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

MALVINA CAPITAL MARKETS LLC

ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

Constantin Associates

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Member of
Malvina Capital Markets LLC
New York, New York

Our report on our audit of the basic financial statements of Malvina Capital Markets LLC, appears on page 2. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses - Schedule III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates
Constantin Associates

New York, New York
March 19, 2002

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA
CONSTANTIN GROUP
ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

Schedule III

MALVINA CAPITAL MARKETS LLC

STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Amortization and depreciation expense (Note 3)	$ 698
Bank service charges	105
Conference fees	2,245
CRD fees	1,050
Dues and subscriptions	3,621
Information services	2,224
Insurance	274
Miscellaneous	20
NASD renewal fees	450
Office supplies	2,308
Outside services (Note 6)	166,208
Postage and delivery	87
Printing and reproduction	5,297
Professional fees (Note 6)	33,063
Rent (Note 6)	2,400
Research	325
Telephone	5,216
Taxes	70
Travel and entertainment	54,053
Total general and Administrative expenses	$ 279,714

Constantin Associates

Certified Public Accountants

MALVINA CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA

CONSTANTIN GROUP

ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com